SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F           Form 40-F  X
               ----                 ----

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes             No   X
          ----           ----

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

      This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                       (Registrant)

Date:  17 November 2004

                                       By:  /s/ ELLIOT HILL
                                            -------------------
                                            Name:   Elliot Hill
                                            Title:  Acting Secretary



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



                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                        Page
----------------------                                        ----

10.1       Press Release of CP Ships Limited "CP SHIPS          4
           MAKES KEY MANAGEMENT APPOINTMENTS,
           dated 17 November 2004



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



                                                                  Exhibit 10.1

                  CP SHIPS MAKES KEY MANAGEMENT APPOINTMENTS

GATWICK, UK (17th November 2004) - CP Ships Limited today announced the following key management appointments effective immediately.

Jeff Drake has been appointed to the new position of Vice President Intermodal and Logistics, reporting to CEO Frank Halliwell. He has served as VP Logistics since mid-2004 when he assumed responsibility for implementing CP Ships' strategy to selectively develop logistics services for customers as a way of leveraging strong regional positions and adding value to core container services.

In his expanded role he is also responsible for overseeing group intermodal strategy, including establishing a consistent approach to pricing policy and key supplier contracts. Mr Drake was formerly VP Corporate Planning.

CP Ships has also restructured the management of its Montreal-based services in anticipation of the year-end retirement of Terry Burrows, Senior VP Commercial responsible for this business, after 40 years of distinguished service.

Mark Royden, VP Sales, has assumed responsibility for Montreal-North Europe services. Tony Bruno, Senior VP Commercial Gulf/Atlantic, is now also responsible for Montreal-Mediterranean services.

In addition, Alan Boylan, whose appointment as Executive VP Commercial for Montreal-North Europe, Australasia and Middle East/India was announced earlier in the year, joined CP Ships on 15th November.

                                    -ends-

Forward-Looking Statements: Except for historical information, the statements made in this press release constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.

About CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines



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and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.




                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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